UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Patrick J. Kennedy
Date: June 7, 2021		Patrick J. Kennedy, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 7, 2021

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2020	2019
Assets
Receivable - employer contributions	$138,152	$124,142
Notes receivable from participants	175,150	225,787
Total receivables	313,302	349,929
Investments
Plan's interest in Master Trust assets at fair value	11,384,442	10,004,534
Plan's interest in Master Trust assets at contract value	525,077	-
Total investments	11,909,519	10,004,534
Total assets	12,222,821	10,354,463

Liabilities	-	-

Net assets available for benefits	$12,222,821	$10,354,463

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31,
	2020	2019
Contributions:
Employer	$235,760	$208,444
Participant	561,462	537,270
Rollover	-	71,720
Total contributions	797,222	817,434

Investment income:
Interest income	11,716	11,962
Plan's interest in Master Trust net investment gain	1,817,303	1,896,783
Total investment income	1,829,019	1,908,745

Deductions:
Benefits paid to participants and other deductions	622,307	1,232,834
Administrative expenses	18,590	24,546
Total deductions	640,897	1,257,380

Net increase before net assets transferred	1,985,344	1,468,799
Net assets transferred to other qualified plans	(116,986)	(26,166)
Net increase in net assets	1,868,358	1,442,633
Net assets available for benefits at beginning of year	10,354,463	8,911,830
Net assets available for benefits at end of year	$12,222,821	$10,354,463

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all union employees of Worthington Industries, Inc. (“Worthington” or the “Company”) and its subsidiaries who are participating employers under the Plan (collectively, the “Company”) who meet the hour and age requirements.  During 2020, the Company closed its facility in Canton, Michigan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”).  Worthington is the Plan Sponsor.

The Plan is one of two plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”).  The other plan is the Worthington Industries, Inc. Deferred Profit Sharing Plan.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES” Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available under the CARES Act and has implemented the following provisions:

•

Special coronavirus distributions up to a maximum of $100,000 per Plan participant, which may be repaid at any time during the 3-year period beginning on the day after the date on which such distribution was received.

•	Deferral of loan repayments, up to one year;
•	Increase of loan maximum from $50,000 to $100,000 of the Plan participant’s account balance; and
•	Temporary suspension of required minimum distributions for participants age 70 ½ and above.

Eligibility:

Union employees of the Company who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Contributions:

Employee deferral - Cash or Deferred Option 401(k) – Participants may defer up to 90% of their compensation to the Plan.  Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions – The participants at the Chilton, Wisconsin facility receive matching contributions equal to 25% of their Section 401(k) contributions for the first 8% of their compensation.

Annual Company contributions –The participants at the Chilton facility receive the following annual Company contributions:

For individuals employed at September 17, 2004:

•	1% of pay each year for ages up to and including age 44.
•	2% of pay each year for ages 45 through 54.
•	4% of pay each year for ages 55 through 59.
•	8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

•	Employees receive an annual contribution of 1% of pay regardless of age.

Participant accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among the Plan's investment options.  All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. common stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan.  A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. common stock fund if the participant's investment in the fund equals or exceeds 25% of such person's total accounts.

Vesting:

All participants are 100% vested in participant elective deferrals and rollover contributions made to the Plan.  In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, their vesting percentage shall be 100%.

Employer matching and annual Company contributions are vested 100% upon 3 or more years of service for all participants.

Forfeitures:

Non-vested account balances are forfeited upon the earlier of (a) the participant’s account being distributed to the participant upon termination of employment or to the Participant’s beneficiary upon the participant’s death; or (b) completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable administrative expenses of the Plan, as determined by the Plan Sponsor.

At December 31, 2020 and 2019, forfeited non-vested accounts were $381 and $8,467, respectively. The Company used $6,700 and $10,400 to offset Company contributions in 2020 and 2019, respectively.

Revenue Sharing

Effective January 1, 2018, if the revenue received by the Trustee from such mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  At December 31, 2020 and 2019, this excess amount was $2,119 and $1,712, respectively.  The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations.  Plan management has evaluated the relief provisions available to participants under the CARES Act and has implemented an increase of the loan maximum from $50,000 to $100,000 of their account balance. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $100,000 or 100% of their account balance.  Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the respective participant accounts and bear interest at rates established by the Trustee.  Principal and interest are paid ratably through payroll deductions.  Loans are valued at unpaid principal balance plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 65 at the Chilton, Wisconsin facility and was 62 at the Canton, Michigan facility.  Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account.  Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.  A hardship withdrawal taken prior to January 1, 2019 resulted in a six-month suspension of participant and Company matching contributions.  Effective January 1, 2019, participants are no longer under suspension from participation in the Plan due to hardship withdrawals.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust's investments in mutual funds and Worthington Industries, Inc. common shares are stated at fair value as of year-end.  Fair values for mutual funds and Worthington Industries, Inc. common shares are determined by the respective quoted market prices.

During 2020, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company (New York Life), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life.  See “Note 5 – Benefit-Responsive Contracts” for additional information.

During 2019, the Plan held a stable value investment contract with The Bank of New York Mellon, which was structured as a common collective trust (the “CCT”).  At December 31, 2020, the Plan no longer invested in the CCT.  The portfolio was an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The portfolio invested in underlying assets, typically fixed-income securities or bond funds and entered into “wrapper” contracts issued by third parties.  The Plan was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The wrapper contract issuer agreed to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract had been met.  Wrappers were normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust was invested was to seek current income while maintaining stability of invested principal. The CCT was invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may have included traditional and separate account guaranteed investment contracts (“GIC”) (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage-backed, asset-backed and corporate securities held by the CCT within contracts that were intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT was also permitted to invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invested in such fixed income instruments. No investment contract in which the CCT invested had a duration of more than six years from the date of issuance. The CCT operated with a weighted average duration selected by The Bank of New York Mellon, in its capacity as trustee of the CCT from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants in the Plan were permitted to purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value was generally determined each business day of the year. All participants had a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the statements of changes in net assets available for benefits.

Recently Adopted Accounting Standards:

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”).  The new standard removes or modifies certain existing disclosure requirements and adds additional disclosure requirements related to fair value measurement.  The Plan adopted ASU 2018-13 for the year ended December 31, 2020.  The effect of the adoption on the Plan’s financial statements is an overall reduction in the Plan’s disclosures related to fair value measurement.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Master Trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

4.	Investments

Each participating retirement plan has a divided interest in the Master Trust.  Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments at fair value of the Master Trust and the Plan’s interest in the Master Trust consisted of the following at December 31:

	2020		2019
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Mutual funds	$669,778,869	$11,058,955	$631,014,023	$9,375,022
Worthington Industries, Inc. common shares	38,533,497	325,487	36,826,684	294,165
Common collective trust (1)	-	-	47,784,429	335,347
Total investments at fair value	708,312,366	11,384,442	715,625,136	10,004,534
Pending trade receivable	77,977	-	60,834	-
Total	$708,390,343	$11,384,442	$715,685,970	$10,004,534

(1)

During 2020, the Plan invested in the New York Life Anchor Account, which is structured as a benefit-responsive investment contract and is reported at contract value in the statements of net assets available for benefits. See “Note 5 – Benefit-Responsive Contracts” for additional information.

Net investment income of the Master Trust consisted of the following for the years ended December 31:

	2020	2019
Investment income for the Master Trust:
Interest and dividend income	$29,437,148	$56,178,484
Net appreciation in fair value of investments as determined by quoted market price:
Mutual funds	85,586,840	72,538,116
Worthington Industries, Inc. common shares	8,458,034	7,498,095
Total investment income	$123,482,022	$136,214,695

At December 31, 2020 and 2019, the Master Trust held 750,438 and 872,957 common shares of Worthington, respectively.  The Master Trust received cash dividends from Worthington of $781,993 and $858,099  for the years ended December 31, 2020 and 2019, respectively.

5.	Benefit-Responsive Contracts

During 2020, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company (New York Life).  Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by

New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the statements of net assets available for benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.  In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option.  As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options.  These investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  See the description within “Note 2 - Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2020:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$669,778,869	$669,778,869	$-	$-
Worthington Industries, Inc. common shares	38,533,497	38,533,497	-	-
Total investments at fair value	708,312,366	708,312,366	-	-
Pending trade receivable	77,977	-	-	-
Total	$708,390,343	$708,312,366	$-	$-

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2019:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$631,014,023	$631,014,023	$-	$-
Common collective trust	47,784,429	-	47,784,429	-
Worthington Industries, Inc. common shares	36,826,684	36,826,684	-	-
Total investments at fair value	715,625,136	667,840,707	47,784,429	-
Pending trade receivable	60,834	-	-	-
Total	$715,685,970	$667,840,707	$47,784,429	$-

9.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through the filing date of this Annual Report on Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$11,909,519
*	Participant notes receivable	Interest rates ranging from 4.25% to 6.50%	N/A	175,150
				$12,084,669
*Party-in-Interest to the Plan